EXHIBIT 99.1

Valneva to Present on its Chikungunya Vaccine IXCHIQ®, Participate in Multiple Events at the 24th World Vaccine Congress in Washington D.C.

Saint-Herblain (France), March 21, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced it will present on its single-shot chikungunya vaccine, IXCHIQ®, moderate a roundtable on the Zika and chikungunya viruses, and participate in a panel discussion on efforts to eradicate chikungunya at the 24th World Vaccine Congress, which will take place between April 1-4, 2024 at the Walter E. Washington convention center in Washington, D.C. The Company will have a display in the exhibit area of the congress at booth #433.

On April 2, Valneva’s Head of Global Market Access & Value Evidence, Gerard Vondeling, and Market Access Manager, Adrianne de Roo, will moderate the “Public Health Priorities: The Emerging Threats of Zika and Chikungunya” interactive roundtable. There will be two sessions, from 11:40 to 12:20 EST and again from 12:30 to 1:10pm EST.

In the evening of April 2, Valneva will attend the Vaccine Industry Excellence Awards ceremony, where it is a finalist for the Best Prophylactic Vaccine award for IXCHIQ®, the world’s first and only chikungunya vaccine to address this unmet medical need. IXCHIQ®, which is approved in the United States (U.S.), was recently recommended by the U.S. Advisory Committee on Immunization Practices (ACIP)1 and these recommendations were adopted by the Centers for Disease Control and Prevention (CDC)2. Additionally, Valneva CEO Thomas Lingelbach will present the Best Production / Process Development award at the event.

On April 3 at 9:40am EST, Valneva’s VP of Clinical Development, Susanne Eder-Lingelbach, will present “Antibody persistence of a single-dose live-attenuated chikungunya virus vaccine (VLA1553) in adults.”

Also on April 3, at 12:25pm EST, Valneva’s Chief Medical Officer, Dr. Juan Carlos Jaramillo, will take part in the “Vaccine Development and Efforts towards Eradicating Chikungunya” panel discussion alongside Timothy Endy, Disease X and CHIKV Project Leader at the Coalition for Epidemic Preparedness Innovations (CEPI), Thais Dos Santos, Advisor, Surveillance and Control of Arboviral Diseases at the Pan American Health Organization (PAHO) and moderated by Sushant Sahastrabuddhe, Deputy Director General of the International Vaccine Institute (IVI).

Additionally, at 5:40pm EST on April 3, Eduardo Forleo-Neto, VP, Vaccine Clinical Research & Development at Pfizer, will present “6-Valent, OspA-based Lyme Disease Vaccine (VLA15) - Clinical Development Overview,” on Pfizer and Valneva’s Lyme disease vaccine candidate. VLA15 is currently in Phase 3 clinical development and partnered with Pfizer for this study and global commercialization. Recruitment completion for the study was announced in December 20233.

About IXCHIQ®
In the U.S., IXCHIQ® is a live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. As for all products approved under FDA’s accelerated approval pathway, continued approval for this indication is contingent upon verification and description of clinical benefit in confirmatory studies.

Please click here for full Prescribing Information for IXCHIQ®.

About VLA15
There are currently no approved human vaccines for Lyme disease, and VLA15 is the most advanced Lyme disease vaccine candidate currently in clinical development, with two Phase 3 trials in progress (VALOR - NCT05477524 and NCT05634811). This investigational multivalent protein subunit vaccine uses an established mechanism of action for a Lyme disease vaccine that targets the outer surface protein A (OspA) of Borrelia burgdorferi, the bacteria that cause Lyme disease. OspA is a surface protein expressed by the bacteria when present in a tick. Blocking OspA inhibits the bacterium’s ability to leave the tick and infect humans. The vaccine candidate covers the six most common OspA serotypes expressed by the Borrelia burgdorferi sensu lato species that are prevalent in North America and Europe. VLA15 is an alum-adjuvanted formulation, administered intramuscularly and has demonstrated a strong immune response as well as satisfactory safety profile in pre-clinical and clinical trials so far.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

1 U.S. CDC Advisory Committee (ACIP) Recommends Use of Valneva’s Single-Dose Chikungunya Vaccine IXCHIQ® - Valneva
2 ACIP Vaccine Recommendations and Schedules | CDC
3 Pfizer and Valneva Complete Recruitment for Phase 3 VALOR Trial for Lyme Disease Vaccine Candidate, VLA15 - Valneva